Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Enel Distribución Chile S.A.	Chile	Enel Distribution
Enel Generación Chile S.A.	Chile	Enel Generation
Enel Green Power Chile Ltda.	Chile	EGP Chile